Exhibit 99.1

Draganfly Announces U.S. Defense Sales Across Heavy Lift and Commander 3XL Platforms

Orders highlight expanding adoption of Draganfly’s unmanned systems and growing demand for adaptable, mission-ready defense capabilities

Tampa, FL, October 27, 2026– Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced multiple defense sales across multiple Light Infantry Divisions involving its Heavy Lift and Commander 3XL unmanned aircraft platforms, reflecting increasing demand for mission-ready systems designed to support evolving operational requirements.

The Company has secured inaugural sales of its Heavy Lift platform, as well as separate follow-on purchases of its Commander 3XL systems, by an existing U.S. Department of War (DOW) customer currently using Draganfly’s Flex platforms.

Utilization of Draganfly’s Heavy Lift platform represents an important step in the adoption of Draganfly’s higher-payload unmanned aircraft capabilities within the U.S. defense market. Designed for demanding operational environments, the Heavy Lift platform supports mission-specific payloads and configurations, providing defense operators with a flexible system for applications requiring increased lifting capacity and adaptability.

The Commander 3XL utilization builds on an established DOW relationship supporting expanded intelligence, surveillance and reconnaissance (ISR) operations. The Commander 3XL’s will complement the customer’s previously purchased Flex systems, supporting ISR as well as a broader range of operational requirements.

Together, these sales demonstrate demand for Draganfly’s portfolio of adaptable unmanned systems, from modular, rapidly deployable platforms to larger aircraft capable of supporting more demanding payload and mission requirements.

“Defense customers are increasingly looking for integrated capabilities that can adapt as their operational requirements evolve,” said Cameron Chell, President and CEO of Draganfly. “These orders reflect two important aspects of our strategy: introducing our technology into new operational environments, and expanding our relationships with customers who are already using Draganfly systems. Our focus is on delivering solutions that support the mission, with the flexibility to integrate new capabilities and scale alongside our customers’ needs.”

Draganfly’s approach to unmanned systems development combines aircraft design, engineering, payload integration and mission-specific configuration to support customers operating in complex environments. With a portfolio spanning multiple aircraft classes and operational applications, the Company is positioned to address a broad range of defense requirements through adaptable platforms and integrated technologies.

The sales also reflect Draganfly’s continued focus on expanding its presence within the North American defense market, supporting military customers with unmanned systems designed to meet changing operational needs.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a Canadian-headquartered developer of advanced drone solutions, unmanned systems and software serving customers across North America and globally. With more than 27 years of experience in unmanned systems, Draganfly develops and delivers technologies spanning aerial platforms, autonomy, sensing, payload integration and mission-specific solutions for defence, public safety and commercial applications.

The Company combines engineering, manufacturing, software and systems-integration capabilities to support customers operating in complex and mission-critical environments. Draganfly is driven by a mission to provide innovative, reliable solutions that save time, money and lives.

For more information, visit www.draganfly.com

Media Contact

Draganfly Inc.

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the purchases reflecting increasing demand for mission-ready systems designed to support evolving operational requirements, and the Company being positioned to address a broad range of defense requirements through adaptable platforms and integrated technologies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.